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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                           _________________________

                                SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
    (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                  (Final Amendment)

                      FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                                  (Name of Issuer)


                     FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                       (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   360768 10 5
                     (CUSIP Number of Class of Securities)

                                MICHAEL S. PAQUETTE
                            VICE PRESIDENT AND CONTROLLER
                       FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                                 80 SOUTH MAIN STREET
                          HANOVER, NEW HAMPSHIRE 03755-2053
                                    (603) 640-2205

                                       COPY TO:
                               Philip A. Gelston, Esq.
                               Cravath, Swaine & Moore
                         825 Eighth Avenue - Worldwide Plaza
                               New York, New York 10019
                                    (212) 474-1000

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   NOVEMBER 3, 1997

       (Date Tender Offer First Published, Sent, or Given to Security Holders)


               TRANSACTION VALUE*                   AMOUNT OF FILING FEE*

                 $125,000,000                             $25,000

        *Based on $125.00 maximum tender offer cash price per share for 1,000,000 shares.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
          Amount Previously Paid:        $25,000
          Form or Registration No.:      Schedule 13E-4
          Filing Party:            Fund American Enterprises Holdings, Inc.
          Date Filed:              November 3, 1997

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    This Final Amendment amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 originally filed on November 3,1997, and amended November 12, 1997, relating to the invitation of Fund American Enterprises Holdings, Inc., a Delaware corporation (the "Company"), to its shareholders to tender up to 1,000,000 shares of its Common Stock, par value $1.00 per share (the "Shares"), to the Company at prices not greater than $125.00 per Share nor less than $105.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").


ITEM 8.  ADDITIONAL INFORMATION

    Item 8(e) is amended by adding the following paragraph:

    The Offer expired at midnight, New York City Time on Tuesday, December 2, 1997. The Company accepted for payment 370,289 Shares at a purchase price of $125.00 per Share. The Company announced the preliminary results of the Offer in a press release dated December 3, 1997 which is attached hereto as Exhibit (a)(11).

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

    Item 9 is amended by adding the following exhibit:

(a)(11)  Text of press release dated December 3, 1997.

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                                      SIGNATURE



After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       FUND AMERICAN ENTERPRISES HOLDINGS, INC.




December 3, 1997                       By:_____________________________________

                                       Michael S. Paquette
                                          Vice President and
                                           Controller

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                                    EXHIBIT INDEX



EXHIBITS                                                                PAGE




(a)(11)  Text of press release dated December 3, 1997. ................